Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

82-34978

May 8, 2007

Media Release

Clariant International Ltd

Clariant Delivers 6% Sales Growth in First Quarter Selling Prices Rise; Strategy Implementation Underway

- **Solid demand across all businesses; selling prices increased 1%**
- **Sales up 6% in local currency, 5% in Swiss francs; organic sales up 5%**
- **Gross margin stable despite 3% rise in raw material costs**
- **Measures to reduce SG&A expenses, improve site network and net working capital underway**
- **Outlook for 2007 confirmed; on course to meet strategic goals**

Key Financial Group Figures

				First Quarter	
Continuing operations:	2007 CHF mn	% of sales	2006 CHF mn	% of sales	+/-% CHF
Sales	2 156	100.0	2 048	100.0	
Local currency growth (LC):	6%				
- Organic growth (1)	*5%*				
- Acquisitions/Divestitures	*1%*				
Currencies	-1%				
Gross profit	671	31.1	635	31.0	+6
EBITDA before exceptionals	219	10.2	225	11.0	-3
EBITDA	210	9.7	219	10.7	-4
Operating income before exceptionals	152	7.1	160	7.8	-5
Operating income	139	6.4	154	7.5	-10
Net income/loss from continuing operations	86	4.0	96	4.7	-10
Operating cash flow (total operations)	5		-9		
Discontinued operations:					
Sales	46		113		
Net loss from discontinued operations	-2		-2		

(1) "Organic growth" means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

5/10

Clariant

Other Key Group Figures		
	31.03.07	31.12.06
Net debt	1 544	1 556
Equity (including minorities)	2 587	2 433
Gearing	60%	64%
Number of employees	21 614	21 748

MUTTENZ, Switzerland – May 8, 2007 – Clariant posted a solid performance in the first three months of 2007, with growth of 6% in local currency terms and 5% in Swiss franc terms. Acquisitions made in 2006 contributed 1% to the sales gain. First Quarter sales rose to CHF 2.156 billion from CHF 2.048 billion a year earlier, with strong demand seen across all businesses.

Sales prices rose on average by 1% with notably strong increases in Functional Chemicals and Masterbatches. Gross margin remained stable at 31.1% from the previous year, despite a 3% increase in raw material prices during the period. Operating income before exceptionals declined to CHF 152 million from CHF 160 million, impacted by increased freight costs, an 11% rise in energy costs, unfavorable currency movements and one-time costs related to the integration of Ciba's masterbatches business. As a result, net income from continuing operations fell to CHF 86 million from CHF 96 million.

Clariant's plans to reduce net working capital are on track. Operating cash flow rose to CHF 5 million from a negative CHF 9 million a year earlier. As part of efforts to reduce its cost base and complexity, the company also announced a number of smaller site closures.

"Top-line growth continues to be solid, driven by strong volumes across all businesses and positive pricing developments," said Jan Secher, Clariant's chief executive officer. "Profitability in the First Quarter was unsatisfactory, but we have seen the first signs of improvement in our cash flow. We are confident that the steps we are now taking will allow us to deliver on our strategic initiatives, with cash flow a priority for 2007," he said.

STRATEGIC INITIATIVES ON TRACK

In order to achieve its mid-term goals, Clariant is fully committed to a set of targets for 2007, with a particular focus on reducing net working capital and SG&A expenses. The company announced in the First Quarter it will close several sites in its Masterbatches and Textile, Leather & Paper Chemicals divisions. In Masterbatches, for example, Clariant announced it will

consolidate three sites in France. In Textile, Leather & Paper Chemicals, it closed a leather plant in the U.K. Clariant also announced it will close two of its service laboratories for textile dyes in Switzerland.

"We are on track with all plans to implement the initiatives announced in November to achieve World Class Performance by 2010", Mr. Secher said.

STEADY GROWTH ACROSS ALL DIVISIONS

Pigments & Additives sees strong demand
The Pigment & Additives Division reported organic growth of 5% for the First Quarter, with notably strong demand in the coatings business. Conditions remained challenging for the printing business, while sales in plastics were stable. Operating margins declined to 11.3% from a strong 13.4% a year earlier, mainly driven by price erosion, rising raw material prices, negative currency effects and higher freight and energy costs.

Masterbatches delivers strongest growth
Masterbatches saw sales growth of 11% in local currency terms, supported by the successful integration of Ciba's masterbatches business. Organically, the business grew by 5%, boosted by a combination of price increases and particularly strong demand from Asia and Latin America. Operating margins before exceptionals declined to 8.9% from 10.8%, mainly due to integration costs related to the acquisition, as well underperformance from the Australian business, which has subsequently been sold.

Prices stable in Textile, Leather & Paper Chemicals
The Textile, Leather & Paper Chemicals Division posted organic growth of 5% in the first three months of 2007. Prices remained stable over the period. Paper continued to be the strongest growth driver, a result of robust demand for optical brighteners. Despite good demand and firm price increases, Leather continued to be impacted by a challenging business environment. Textiles saw moderate growth, with a mixed picture across the regions. Underperformance in the U.S. was countered by the exit of some businesses there. Operating margins remained stable at 5.9%.

Price increases in Functional Chemicals
Functional Chemicals achieved a 4% rise in organic growth in the First Quarter with solid demand across most businesses. Significant price increases offset rising raw material costs. Growth was particularly strong in detergents, performance and oilfields chemicals. However, the

de-icing business suffered from unseasonably mild weather. Operating margins before exceptionals declined to 8.5% from 8.8%, impacted by higher freight and marketing costs.

Strong growth, particularly in Asia

Looking at the regional picture, Asia posted the strongest organic growth of 11%, driven by an impressive 27% increase from China. India and Pakistan also contributed to the strong growth rate. Europe achieved 3% growth in local currency terms. The Americas meanwhile, achieved a robust 3% growth with a solid contribution from Latin America offsetting a 2% drop from the United States. The construction and automotive businesses slowed in the U.S., while the plastics business was also weaker compared to the high levels seen in 2006.

GROWTH SUPPORTED BY STRONGER FRONT-END FOCUS

As part of an overall push to be more front-end driven, Clariant's textile business entered a strategic partnership with Pantone, Inc., the global authority on color and provider of professional color standards for the design industries. The partners' combined capabilities will improve the color matching and approval cycle, reducing color development times and the associated management costs by 50% or more.

The Pigments & Additives Division was awarded the "Excellent Supplier Award" for 2006 by PPG Industries, one of the world's leading global paints and coatings producers. The award rates suppliers on various criteria such as quality, innovation, responsiveness and commercial value, including participation in cost savings.

POSITIVE OUTLOOK FOR FULL YEAR

Clariant confirmed its outlook for the Full Year. The company expects improved sales in local currency terms in 2007 in the context of a broadly stable macro-economic environment, as well as continued high raw material and energy prices. The company anticipates an increase in operating income before exceptionals from continuing operations, with margins remaining stable. Clariant also expects higher cash flow from operations before exceptional items, as well as an improvement in recurring net income. Achieving the 2007 targets will ensure the company is on course to reach its mid-term goal of above industry average ROIC by 2010.

"While we can confirm that we expect to see another good year in 2007 for top-line growth, our priority is very much on improving cash flow," Mr. Secher said. "We are fully committed to delivering on our medium-term goals, with a clear focus on reaching our ROIC targets."

Clariant

Calendar of Corporate Events

August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results
February 14, 2008	Full Year 2007 Results
April 10, 2008	Annual General Meeting

Contacts

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

May 8, 2007

Media Release

Clariant International Ltd

Clariant sells Custom Manufacturing Business to International Chemical Investors Group

MUTTENZ, Switzerland, May 8, 2007 – Clariant today announced the sale of its Custom Manufacturing Business to International Chemical Investors Group (ICIG) for an undisclosed transaction value. The sale is the latest step in Clariant's strategy to focus on its core competencies in colors, surfaces and performance chemicals.

Clariant's Customer Manufacturing Business supplies a wide range of intermediates and actives ingredients for the agrochemicals, pharmaceuticals and polymers industries. At closing, the new autonomous entity will be one of the world's leading suppliers to the agrochemicals industry with production sites in Germany and the US. In 2006, the Custom Manufacturing Business had sales of around CHF 217 million and about 490 employees. The sales process was initiated only six months ago as a result of the review of the strategic options for the former underperforming Life Science Chemicals Division.

Clariant expects to record a book loss of approximately CHF 70 million. The transaction is expected to close by mid-year after fulfilment of local transfer requirements such as approval of all relevant authorities. All assets and personnel will be transferred to the buyer.

Jan Secher, Clariant's Chief Executive Officer, said: "As an independent entity supported by a committed investor, the Custom Manufacturing Business has an excellent opportunity to improve its performance in the future. It is a major step in focusing our business portfolio on colours, surfaces and performance chemicals."

"The Clariant agrochemicals businesses are an important building block complementing our present portfolio of fine chemical custom manufacturing assets. With this acquisition WeylChem will become an important player in the non-GMP custom manufacturing sector with revenues of approximately 200 million Euro. It is our plan to realize the synergies

with our other fine chemicals manufacturing activities and to expand our services to our customers of major chemical companies around the world" says Dr. Achim Riemann, Managing Director of ICIG.

"The Custom Manufacturing Business substantially broadens ICIG's fine chemicals activities and we are looking forward to actively supporting both the German and the U.S. businesses in their organic growth as well as through further additional complementary acquisitions" says Patrick Schnitzer, Managing Director of ICIG.

About International Chemical Investors

International Chemical Investors is an investment group focusing on mid-sized chemical businesses, preferably subsidiaries of large corporations, which are considered non-core, with leading positions in niche markets, operating in competitive environments. Including the newly acquired Clariant businesses, ICIG will operate 14 production facilities located in Germany, the United States, France, Belgium, Ireland and Poland with total sales of close to € 500 million and more than 2,500 employees.

Contacts

Clariant		
Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
International Chemical Investors Group		
Dr. Achim Riemann	Phone	+49 69 506 999 0
Patrick Schnitzer	Fax	+49 69 506 999 11

END